UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of September 2023
Commission File Number: 001-38281

PHAXIAM Therapeutics S.A.
(Translation of registrant’s name into English)

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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927) of PHAXIAM Therapeutics S.A. (“PHAXIAM” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Half-Year Financial Report for the Six Months Ended June 30, 2023
On September 26, 2023, the Company issued a report announcing its financial results for the first half of 2023. The Company’s half-year financial report, including its condensed consolidated financial statements as of June 30, 2023, is attached to this Report on Form 6-K as Exhibit 99.1.
Press Release dated September 21, 2023

On September 21, 2023, the Company issued a press release to provide a business and financial update for the first half of 2023. The full text of the press release is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Half-Year Financial Report, including the Company’s condensed consolidated financial statements as of June 30, 2023

99.2	Press Release dated September 21, 2023.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date:	September 26, 2023	By:	/s/ Eric Soyer
Name: Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer